November 5, 2019

Yitschak Barabi
Financial Manager
G WILLI FOOD INTERNATIONAL LTD
4 Nahal Harif St. Northern Industrial Zone
Yavne 81106, Israel

       Re: G WILLI FOOD INTERNATIONAL LTD
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 27, 2019
           File No. 0-29256

Dear Mr. Barabi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 19. Exhibits, page 90

1. We note that your Form 20-F is incorporated by reference in Form S-8 filed October 14,
      2014 and Form F-3 filed October 25, 2006. As such, please provide the consents of your independent registered public accounting firms or tell us why consents are not required.
      Refer to Item 19 of Form 20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yitschak Barabi
G WILLI FOOD INTERNATIONAL LTD
November 5, 2019
Page 2

      You may contact Adam Phippen at (202) 551-3336 or Jim Allegretto at (202) 551-
3849 with any questions.



FirstName LastNameYitschak Barabi          Sincerely,
Comapany NameG WILLI FOOD INTERNATIONAL LTD
                                           Division of Corporation Finance
November 5, 2019 Page 2                    Office of Trade & Services
FirstName LastName